UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

Commission File Number 333-78481

Great Panther Resources Limited
(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.      Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - [ ]

March 22, 2006	For Immediate Release

NEWS RELEASE

GREAT PANTHER SHIPS CONCENTRATES FROM TOPIA SILVER-LEAD-ZINC MINE; UPDATES PROGRESS AT MINE

GREAT PANTHER RESOURCES LIMITED (TSX-V: GPR) is pleased to announce that it has finalized the smelter contract and commenced the shipment of concentrates from its Topia Silver-Lead-Zinc Mine in Durango, Mexico to the Peñoles smelter in Torreon. Under the terms of the new contract, Great Panther’s Mexican subsidiary will start to receive advanced payments from the smelter within 15 days of receipt of each shipment.

There are approximately 186 tonnes of lead concentrate and 150 tonnes of zinc concentrate stockpiled at the mine site (approximately 12 shipments), representing all of the production since the Company restarted the plant in December, 2005. Since that time, throughput at the plant has been gradually increased from a nominal 20 tonnes per day at the start to the current 120 tonnes per day. As such, Great Panther is on track to reach its near term production target for the Topia Mine of 200 tonnes per day by mid-year.

The concentrate is somewhat variable in grade as it has been produced from high grade material from the mine, from low grade dumps used to commission the plant, and from 3 weeks of test-milling the historical tailings in January. (The test work on the tailings achieved better results than those obtained in laboratory tests and the economics of re-processing the tailings are being reviewed.) Recoveries at the plant are currently averaging 87% for silver, 88% for lead and 85% for zinc. While the mine laboratory can give qualitative analyses of the concentrate grades (excluding gold analyses), final results from the smelter will be required in order to know the exact metal content.

Great Panther has also purchased a 100% interest in a strategic claim that is contiguous with the existing Topia Mine Property. The 100 hectare Arco Iris concession contains portions of the strike extension and down-dip projection of the Dos Amigos Vein that the Company has already started developing on its own ground. In addition, the new claim contains much of the Don Antonio vein, from which Peñoles produced silver-lead-zinc in the past.

As reported on December 13, 2005, the Dos Amigos Vein is located in the 1522 Mine, approximately 150 metres in the hanging wall above the main Veta Madre. A ramp has been developed to access Dos Amigos below the main 1522 level and the vein is currently providing the bulk of the production from the mine. So far, in the month of March, production grades from this vein have averaged 432 g/t Ag, 4.3% Pb and 4.9% Zn. While underground development continues in other portions of the property, the acquisition of the Arco Iris claim will allow the Company to proceed unimpeded with the development of the Dos Amigos mineralization.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

The first NI 43-101 compliant resource report for the Topia Mine is currently underway and should be ready by April. Furthermore, a 3D model of the main mineralized zones is nearing completion and will greatly assist in mine development and exploration targeting.

Aspects of the Topia Mine relating to mining and metallurgy are overseen by Ing. Francisco Ramos Sánchez, Vice-President of Operations for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V. (MMR). Robert F. Brown, P.Eng. and Vice-President of Exploration for Great Panther and MMR is designated as the Qualified Person for the Topia Project under the meaning of NI 43-101, and has reviewed this news release.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD
“Robert A. Archer”
Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements include but are not limited to the Company’s plans for producing at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, currency fluctuations, fluctuations in the price of silver, gold and base metals, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 and reports on Form 6-K filed with the Securities and Exchange Commission and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy
Kaare G. Foy
Chief Financial Officer and Chairman
Date: March 22, 2006